# Q2
# 2013

LEADINGBRANDS™

Second Quarter Report

Period Ended August 31, 2013

Note: The financial statements accompanying this report have not been audited or reviewed by the Company’s auditors

Report to Shareholders

To our Shareholders:

Q2 2013 net income was $434,000 or $0.15 per share ($0.13 fully diluted) versus net income of $592,000 or ($0.19) per share in the same quarter of fiscal 2012. YTD net income increased to $1,123,000 or $0.38 per share ($0.35 fully diluted), from $1,004,000 or $0.32 in the first half of last year.

Q2 2013 net income before stock based compensation (SBC) was $470,000 or $0.16 per share ($0.14 fully diluted) versus $636,000 or $0.20 per share in the same quarter last year. YTD net income before SBC was $1,199,000 or $0.41 per share ($0.37 fully diluted) up from $1,094,000 or $0.35 ($0.33 fully diluted) a year ago.

Q2 2013 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $848,000 or $0.28 per share ($0.26 fully diluted), versus $1,031,000 or $0.32 per share during the same period last year. YTD EBITDAS increased to $2,021,000 or $0.69 per share ($0.62 fully diluted) from $1,828,000 or $0.58 per share ($0.54 fully diluted) in the first half of fiscal 2012.

The reductions in net income, net income before SBC and EBITDAS were principally due to a decrease in demand for the Company’s co-packing service.

Non-GAAP Net Income before SBC is determined as follows:

	Q2	Q2	YTD	YTD
	2013	2012	2013	2012

Net Income	$434,000	$592,000	$1,123,000	$1,004,000

Add Back SBC	36,000	44,000	76,000	90,000

Net income before SBC	$470,000	$636,000	$1,199,000	$1,094,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q2	Q2	YTD	YTD
	2013	2012	2013	2012

Net Income	$0.15	$0.19	$0.38	$0.32

Add Back SBC	0.01	0.01	0.03	0.03

Net income before SBC - Basic	$0.16	$0.20	$0.41	$0.35

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2	Q2	YTD	YTD
	2013	2012	2013	2012

Net Income	$434,000	$592,000	$1,123,000	$1,004,000

Add Back:

Interest	3,000	5,000	6,000	8,000

Depreciation and amortization	188,000	163,000	370,000	321,000

Non-cash stock based compensation	36,000	44,000	76,000	90,000

Non-cash income tax expense	187,000	227,000	446,000	405,000

Total add Backs	414,000	439,000	898,000	824,000

EBITDAS	$848,000	$1,031,000	$2,021,000	$1,828,000

EBITDAS per share reconciles to earnings per share as follows:

	Q2	Q2	YTD	YTD
	2013	2012	2013	2012

Net Income per share	$0.15	$0.19	$0.38	$0.32

Add Back:

Interest	0.00	0.00	0.00	0.00

Depreciation and amortization	0.06	0.05	0.13	0.10

Non-cash stock based compensation	0.01	0.01	0.03	0.03

Non-cash income tax expense	0.06	0.07	0.15	0.13

EBITDAS	$0.28	$0.32	$0.69	$0.58

Gross profit margin for the quarter was 48.4% representing a significant increase over the same quarter of last year.

Gross revenue for Q2 2013 was $4,257,000, versus $5,695,000 in the comparative period of last year. The decline in revenues was principally due to decrease in demand for the Company’s co-packing services and discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees were $196,000 in Q2 2013, a decrease of $81,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands. SG&A expenses decreased by $201,000 to $1,066,000 in Q2 of fiscal 2013 due to decrease in administrative costs and trade spend and marketing costs.

Leading Brands, Inc • Q2 REPORT	1

As at August 31, 2013 the Company had free cash of $1,436,000.

During Q2 2013 the Company repurchased an additional 5,169 shares of its common stock at an average price of USD$5.17 per share, pursuant to its share repurchase program. As at August 31, 2013 the Company had outstanding 2,937,180 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program which now has approximately $704,000 US remaining authorized under it.

The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements
This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;

•	operating strategies;

•	expected future revenues, earnings and margins;

•	anticipated operating, selling and general and administrative costs;

•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;

•	effects of seasonality on demand for our products;

•	anticipated exchange rates, fluctuations in exchange rates and effects of ex- change rates on our cost of goods sold;

•	anticipated contribution to earnings in 2013 from investment in new product development;

•

our expectation that we will have adequate cash from operations and credit facil- ity borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2013;

•	anticipated capital expenditures; and

•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q2 REPORT • Leading Brands, Inc

Management’s Discussion & Analysis

For the three months ended August 31, 2013

October 10, 2013

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2013 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. Earlier this year the Company ceased distributing licensed beverage brands. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended August 31, 2013, the Company’s margin percentage increased to 48.4% from 41.9% in the quarter ended August 31, 2012. This was a substantial increase from the 37.2% margin percentage realized for the year-ended February 28, 2013. Three factors contributed to this increase in margin percentage: (i) the Company discontinuing lower margin licensed brands in the previous quarter; (ii) increased sales of higher margin company brands, and (iii) change in mix of branded and co-pack revenues for the quarter.

For the three months ended August 31, 2013, the Company reported gross sales of $4.3 million and net income of $434,491 as compared to gross sales of $5.7 million and net income of $592,479 in the corresponding quarter of the prior year.

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	August 31, 2013	August 31, 2012	Change

Manufactured Products	$4,257,303	$5,491,266	$(1,233,963)

Purchased Products	-	203,912	(203,912)

Total Gross Revenue	$4,257,303	$5,695,178	$(1,437,875)

Discounts, Allowances and Rebates	(195,823)	(277,090)	81,267

Net Revenue	$4,061,480	$5,418,088	$(1,356,608)

Gross revenue for the quarter ended August 31, 2013 was $4,257,303 compared to $5,695,178 for the same period of the previous year, representing a decrease of $1,437,875 or 25.2%. This decrease was a result of the following:

• a decrease in demand for the Company’s co-packing services in the quarter

• the discontinuation by the Company of a licensed brand during the quarter

Discounts, rebates and slotting fees for the quarter ended August 31, 2013 decreased by $81,267 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and lower discounts on co-packing revenues due to lower demand..

Leading Brands, Inc • Q2 REPORT	3

	Six months ended	Six months ended
Revenue	August 31, 2013	August 31, 2012	Change

Manufactured Products	$9,300,453	$10,181,772	$(881,319)

Purchased Products	80,213	453,344	(373,131)

Total Gross Revenue	$9,380,666	$10,635,116	$(1,254,450)

Discounts, Allowances and Rebates	(402,305)	(552,917)	150,612

Net Revenue	$8,978,361	$10,082,199	$(1,103,838)

Gross revenue for the six months ended August 31, 2013 was $9,380,666 compared to $10,635,116 for the same period of the previous year, representing a decrease of $1,254,450 or 11.8%. This decrease was a result of the following:

• a decrease in demand for the Company’s co-packing services in the period

• the discontinuation by the Company of a licensed brand during the period

Discounts, rebates and slotting fees for the six months ended August 31, 2013 decreased by $150,612 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and lower discounts on co-packing revenues due to lower demand.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2013	August 31, 2012	Change

Manufactured	$2,095,976	$2,986,601	$(890,625)

Products

Purchased Products	-	161,663	(161,663)

Total	$2,095,976	$3,148,264	$(1,052,288)

Cost of sales for the quarter ended August 31, 2013 were $2,095,976 compared to $3,148,264 for the same period of the previous year, representing a decrease of $1,052,288 or 33.4%. This decrease was caused by the discontinuation of lower margin licensed brands and the decrease in co-pack revenues in the quarter.

	Six months ended	Six months ended
Cost of Sales	August 31, 2013	August 31, 2012	Change

Manufactured Products	$4,627,084	$5,570,190	$(943,106)

Purchased Products	77,033	365,113	(288,080)

Total	$4,704,117	$5,935,303	$(1,231,186)

Cost of sales for the six months ended August 31, 2013 were $4,704,117 compared to $5,935,303 for the same period of the previous year, representing a decrease of $1,231,186 or 20.7%. This decrease was caused by the discontinuation of lower margin licensed brands and the decrease in co-pack revenues in the quarter.

MARGIN

	Quarter ended	Quarter ended
Margin	August 31, 2013	August 31, 2012	Change

Manufactured Products	$1,965,504	$2,244,901	$(279,397)

Purchased Products	-	24,923	(24,923)

Total	$1,965,504	$2,269,824	$(304,320)

Margin percentage	48.4%	41.9%	6.5%

Margin for the quarter ended August 31, 2013 was $1,965,504 compared to $2,269,824 for the same quarter of the previous year. The margin percentage of 48.4% on the quarter ended August 31, 2013 represents a significant increase over the prior comparative year.

	Six months ended	Six months ended
Margin	August 31, 2013	August 31, 2012	Change

Manufactured Products	$4,271,202	$4,104,046	$167,156

Purchased Products	3,042	42,850	(39,808)

Total	$4,274,244	$4,146,896	$127,348

Margin percentage	47.6%	41.1%	6.5%

Margin for the six months ended August 31, 2013 was $4,274,244 compared to $4,146,896 for the same period of the previous year. The margin percentage of 47.6% on the quarter ended August 31, 2013 represents a significant increase over the prior comparative year.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses in the quarter ended August 31, 2013 decreased by $200,668 or 15.8% from $1,267,114 in the same quarter of the prior year to $1,066,446. This decrease was associated with a decrease in administrative costs and trade spend and marketing costs.

4	Q2 REPORT • Leading Brands, Inc

Summary of Quarterly Results

	August 31(Q2)		May 31 (Q1)		February 28/29 (Q4)		November 30 (Q3)
	2013	2012	2013	2012	2013	2012	2012	2011

Net sales / operating revenue	$4,061,480	$5,418,088	$4,916,881	$4,664,111	$3,392,656	$3,692,886	$3,765,487	$4,234,504

Net income (loss)	$434,491	$592,479	$688,734	$411,479	$(36,359)	$211,682	$(376,293)	$245,126

Net income (loss) per share	$0.15	$0.19	$0.24	$0.13	$(0.01)	$0.07	$(0.13)	$0.07

Net income (loss) per share, diluted	$0.13	$0.17	$0.22	$0.12	$(0.01)	$0.07	$(0.11)	$0.07

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income before Stock Based Compensation Expense is as follows:

	August 31(Q2)		May 31(Q1)		February 28/29(Q4)		November 30(Q3)
	2013	2012	2013	2012	2013	2012	2012	2011

Net income (loss)	$434,491	$592,479	$688,734	$411,479	$(36,359)	$211,682	$(376,293)	$245,126

Stock based compensation	$35,714	$43,863	$39,736	$46,011	$30,037	$414,822	$32,005	$26,381

Net income (loss) before stock based compensation	$470,205	$636,342	$728,470	$457,490	$(6,322)	$626,504	$(344,288)	$271,507

Other Information

	Quarter ended	Quarter ended	Six months ended	Six months ended
EBITDAS	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012

Net income	$434,491	$592,479	$1,123,225	$1,003,956

Interest, net	2,627	4,638	5,867	7,245

Depreciation and amortization	187,720	163,243	369,415	321,741

Stock based compensation expense	35,714	43,863	75,450	89,874

Income taxes	187,209	226,966	446,061	405,356

EBITDAS	$847,761	$1,031,189	$2,020,018	$1,828,172

	Quarter ended	Quarter ended	Six months ended	Six months ended
Margin	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012

Net revenue	$4,061,480	$5,418,088	$8,978,361	$10,082,199

Less: cost of sales	(2,095,976)	(3,148,264)	(4,704,117)	(5,935,303)

Margin	$1,965,504	$2,269,824	$4,274,244	$4,146,896

Margin % of Net Revenue	48.4%	41.9%	47.6%	41.1%

Leading Brands, Inc • Q2 REPORT	5

	RELATED PARTY TRANSACTIONS	Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$42,000	$42,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000	264,000	264,000

iii)	Incurred marketing consulting services with a com- pany related by a director in common, Ralph McRae	19,333	20,000	40,933	40,000

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	73,950	75,000	149,550

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	35,978	31,990	68,790	33,605

Cash Flows

Cash provided by	Quarter ended	Quarter ended
(used in):	August 31, 2013	August 31, 2012	Change

Operating activities	$667,777	$1,125,842	$(458,065)

Investing activities	$(106,691)	$(384,978)	$278,287

Financing activities	$(63,277)	$(1,374,713)	$1,311,436

During the quarter, cash generated from operating activities decreased by $458,065 compared to the same period of the prior year. The decrease is the result of the lower net income plus a decrease in accounts payable versus the comparative period.

The decrease in cash utilized for investing activities, is due to less spending on equipment for a new brand and upgrades to our bottling plant.

Cash utilized for financing activities was $63,277 during the quarter, representing a $1,311,436 decrease compared to the same period of the prior year. The cash utilized for financing activities is a result of the Company’s repurchase of 5,169 shares at a cost of $27,719 and debt payment of $35,558.

Cash provided by	Six months ended	Six months ended
(used in):	August 31, 2013	August 31, 2012	Change

Operating activities	$1,860,625	$1,643,874	$216,751

Investing activities	$(374,324)	$(570,038)	$(195,714)

Financing activities	$(103,462)	$(1,410,879)	$1,307,417

For the six months ended August 31, 2013, cash generated from operating activities increased by $216,751 compared to the same period of the prior year. The increase is the result of the greater net income plus a decrease in inventory versus the comparative period.

The decrease in cash utilized for investing activities, is due to less spending on equipment for a new brand and upgrades to our bottling plant.

Cash utilized for financing activities was $103,462 during the quarter, representing a $1,307,417 decrease compared to the same period of the prior year. The decrease in cash utilized by financing activities is a result of the Company’s repurchase of 24,165 shares at a cost of $117,476 and debt payment of $70,580, offset by 36,852 options that were exercised for proceeds of $84,594.

Liquidity and Capital Resources

Net working capital has increased by 1,264.1% since the prior year ended February 28, 2013. As at August 31, 2013, the Company has net working capital of $1,775,076 ($130,131 at February 28, 2013). In addition, at August 31, 2013 the Company had $613,325 ($817,700 at February 28, 2013) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At August 31, 2013 this credit facility was not utilized.

Total Net Working Capital	August 31, 2013	February 28, 2013

Total Current Assets	$3,119,641	$2,194,503

Less: Total Current Liabilities	(1,344,565)	(2,064,372)

Total Net Working Capital	$1,775,076	$130,131

Considering the positive net working capital position, including the cash on hand at August 31, 2013, and available debt, the Company believes that it has sufficient working capital.

6	Q2 REPORT • Leading Brands, Inc

Contractual Obligations

The following table presents our contractual obligations as of August 31, 2013:

		Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	4-5 years	more than 5 years
Long-term Debt Obligations	$-	$-	$-	$-	$-
Capital (Finance) Lease Obligations	147,795	147,795	-	-	-
Operating Lease Obligations	3,652,262	736,131	1,488,859	913,906	513,366
Purchase Obligations	462,267	132,256	278,505	50,506	-
Other Long-term Liabilities Reflected on the	-	-	-	-	-
Company’s Balance Sheet under the GAAP of the
primary financial statements
Interest	4,949	4,949	-	-	-
Total	$4,266,273	$1,021,131	$1,767,364	$964,412	$513,366

Risks and Uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2013 and are included in the February 28, 2013 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at August 31, 2013 the Company is exposed to credit through the following assets:

	August 31, 2013	February 28, 2013
Trade receivables	$751,898	$799,648
Other receivables	42,932	79,428
Allowance for doubtful accounts	(36,173)	(124,672)
	$758,657	$754,404

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2013, the Company’s ten largest customers comprised approximately 96% of sales compared with 92% in the last fiscal year ended February 28, 2013. One customer comprised 89% of sales compared with 83% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at August 31, 2013, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Leading Brands, Inc • Q2 REPORT	7

Market Risk

Currency Risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $5,000 on net earnings for the quarter ended August 31, 2013. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest Rate Risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at August 31, 2013, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At October 1, 2013, the Company had 2,937,180 issued and outstanding common shares, 923,569 issued and outstanding stock options, of which 910,634 were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

8	Q2 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Condensed Consolidated Interim Balance Sheet
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	August 31, 2013	February 28, 2013
ASSETS
Cash	$1,436,190	$53,352
Accounts receivable	758,657	754,404
Inventory (Note 2)	781,321	1,079,590
Prepaid expenses and deposits (Note 4)	143,473	307,157
	3,119,641	2,194,503

Property, plant and equipment (Note 3)	9,528,744	9,524,643

Deferred tax assets	1,961,915	2,407,975
Total Assets	$14,610,300	$14,127,121

LIABILITIES
Accounts payable and accrued liabilities	$1,196,770	$1,921,025
Current portion of long-term debt (Note 5)	147,795	143,347
	$1,344,565	$2,064,372

Long-term debt (Note 5)	$-	$75,027
Derivative liability - non-employee stock options (Note 6)	357,112	244,891
	$1,701,677	$2,384,290

SHAREHOLDERS’ EQUITY
Share capital (Note 7)
Common shares	$32,984,948	$33,096,167
Treasury stock	-	-
Additional paid-in capital	18,218,672	18,064,886
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(38,872,913)	(39,996,138)
	12,908,623	11,742,831
Total Liabilities and Shareholders’ Equity	$14,610,300	$14,127,121

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q2 REPORT	9

(UNAUDITED) (EXPRESSED IN CANADIAN DOLLARS)	Leading Brands, Inc. Condensed Consolidated Interim Statement of Comprehensive Income

	Three months ended		Six months ended
	August 31,	August 31,	August 31,	August 31,
	2013	2012	2013	2012

Gross revenue	$4,257,303	$5,695,178	$9,380,666	$10,635,116
Less: Discounts, rebates and slotting fees	(195,823)	(277,090)	(402,305)	(552,917)
Net Revenue	4,061,480	5,418,088	8,978,361	10,082,199

Cost of sales	2,095,976	3,148,264	4,704,117	5,935,303
Operations, selling, general & administration expenses	1,066,446	1,267,114	2,214,638	2,348,594
Depreciation of property, plant and equipment	187,720	163,243	369,415	321,741
Interest	2,627	4,909	5,867	10,152
Interest income	-	(271)	-	(2,907)
Foreign exchange loss (gain)	1,761	(7,926)	2,009	551
Change in fair value of derivative liability (Note 6)	84,774	23,310	112,221	41,312
Loss on disposal of assets	476	-	808	18,140
	3,439,780	4,598,643	7,409,075	8,672,886

Net income before taxes	621,700	819,445	1,569,286	1,409,313

Income Tax Expense	187,209	226,966	446,061	405,356

Net and Comprehensive income after income taxes	$434,491	$592,479	$1,123,225	$1,003,957

Earnings per share
Basic income per share	$0.15	$0.19	$0.38	$0.32
Weighted average number of shares - basic	2,940,467	3,051,827	2,935,345	3,108,936

Fully diluted income per share	$0.13	$0.17	$0.35	$0.30
Weighted average number of shares - diluted	3,284,073	3,412,097	3,238,999	3,357,197

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

10	Q2 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended				Six Months ended
	August 31, 2013		August 31, 2012		August 31, 2013		August 31, 2012
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock

Beginning of period	2,942,349	$33,042,997	3,236,668	$36,678,050	2,930,481	$33,096,167	3,236,668	$36,678,050

Shares issued during the period		-	10,000	29,757	30,864	160,157	10,000	29,757

Shares cancelled during the period	(5,169)	(58,049)	(284,320)	(3,221,266)	(24,165)	(271,376)	(284,320)	(3,221,266)

	2,937,180	$32,984,948	2,962,348	$33,486,541	2,937,180	$32,984,948	2,962,348	$33,486,541

Treasury Stock

Beginning of period		$-		$(3,221)		$-		$-

Shares issued (repurchased) during the period		(58,049)		(3,218,045)		(271,377)		(3,221,266)

Shares cancelled during the period		58,049		3,221,266		271,377		3,221,266

		$-		$-		$-		$-

Additional Paid-In Capital

Beginning of period		$18,152,628		$15,861,887		$18,064,886		$15,815,876

Shares cancelled during the period		30,330		1,847,027		153,899		1,847,027

Stock based compensation expense		35,714		43,863		75,450		89,874

Exercise of stock options		-		-		(75,563)		-

		$18,218,672		$17,752,777		$18,218,672		$17,752,777

Accumulated Deficit

Beginning of period		$(39,307,404)		$(40,175,963)		$(39,996,138)		$(40,587,441)

Net income		434,491		592,479		1,123,225		1,003,957

		$(38,872,913)		$(39,583,484)		$(38,872,913)		$(39,583,484)

Accumulated Other Com- prehensive Income

Beginning of period		$577,916		$577,916		$577,916		$577,916

Foreign exchange transla- tion adjustment		-		-		-		-

		$577,916		$577,916		$577,916		$577,916

Total Shareholders’ Equity		$12,908,623		$12,233,750		$12,908,623		$12,233,750

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q2 REPORT	11

(UNAUDITED) (EXPRESSED IN CANADIAN DOLLARS)	Leading Brands, Inc. Condensed Consolidated Interim Statement of Cash Flows

Cash provided by (used in)	Three months ended		Six months ended

	August 31,	August 31,	August 31,	August 31,
	2013	2012	2013	2012

Cash provided by (used in)

Operating activities
Net income for the period	$434,491	$592,479	$1,123,225	$1,003,957
Items not involving cash
Depreciation of property, plant and equipment	187,720	163,243	369,415	321,741
Amortization of leasehold inducement	-	(6,390)	-	(12,780)
Stock based compensation	35,714	43,863	75,450	89,874
Change in fair value of derivative liability (Note 6)	84,774	23,310	112,221	41,313
Change in deferred tax asset	187,209	226,966	446,061	405,356
Loss on disposal of assets	476	-	808	18,140
Changes in non-cash operating working capital items
Accounts receivable, net	167,384	644,029	(4,253)	117,722
Inventory, net	155,187	(325,834)	298,269	(207,926)
Prepaid and other assets	125,299	195,049	163,684	98,830
Accounts payable	(710,477)	(430,873)	(724,255)	(232,352)
	667,777	1,125,842	1,860,625	1,643,875
Investing activities
Purchase of capital assets	(106,691)	(384,978)	(374,324)	(570,038)
	(106,691)	(384,978)	(374,324)	(570,038)
Financing activities
Issue of common shares	-	29,757	84,594	29,757
Repurchase of common shares	(27,719)	(1,371,018)	(117,476)	(1,374,239)
Repayment of long-term debt	(35,558)	(33,452)	(70,580)	(66,397)
	(63,277)	(1,374,713)	(103,462)	(1,410,879)

Increase (decrease) in cash and cash equivalents	497,809	(633,849)	1,382,838	(337,042)

Cash beginning of period	938,381	1,486,346	53,352	1,189,539

Cash end of period	$1,436,190	$852,497	$1,436,190	$852,497

Supplementary disclosure of cash flow information

Cash paid (received) during the period

Interest paid	$2,627	$4,909	$5,867	$10,152

Interest received	$-	$271	$-	$2,907

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

12	Q2 REPORT • Leading Brands, Inc

Leading Brands, Inc.
Notes to Condensed Consolidated Interim Financial Statements

For the three months ended August 31, 2013
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. Earlier this year the Company ceased distributing licensed beverage brands. The Company also bottles beverages for third parties under contract.

Basis of presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These condensed consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 28, 2013..

Interim financial reporting

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 28, 2013. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	August 31, 2013	February 28, 2013
Finished goods	$312,883	$526,810
Raw materials	468,438	552,780
	$781,321	$1,079,590

3. PROPERTY, PLANT AND EQUIPMENT

		August 31, 2013
		Accumulated
	Cost	Depreciation	Net

Plant and equipment	$15,771,773	$8,471,884	$7,299,889

Buildings	1,931,944	1,220,239	711,705

Automotive equipment	286,252	60,770	225,482

Land	433,613	-	433,613

Land improvements	1,861	1,252	609

Leasehold improvements	693,563	209,057	484,506

Furniture and fixtures	647,262	561,843	85,419

Computer hardware and software	2,276,720	1,989,199	287,521

	$22,042,988	$12,514,244	$9,528,744

		February 28, 2013
		Accumulated
	Cost	Depreciation	Net

Plant and equipment	$15,572,642	$8,210,156	$7,362,486

Buildings	1,931,944	1,201,991	729,953

Automotive equipment	274,899	35,765	239,134

Land	433,613	-	433,613

Land improvements	1,861	1,226	635

Leasehold improvements	594,730	182,224	412,506

Furniture and fixtures	602,617	554,837	47,780

Computer hardware and software	2,259,805	1,961,269	298,536

	$21,672,111	$12,147,468	$9,524,643

4. PREPAID EXPENSES AND DEPOSITS

	August 31, 2013	February 28, 2013
Slotting fees	$14,558	$112,625
Insurance premiums	15,896	72,093
Rental deposits and other	113,019	122,439
	$143,473	$307,157

Leading Brands, Inc • Q2 REPORT	13

5. LONG-TERM DEBT

	August 31,	February 28,
	2013	2013

Capital lease, principal and interest repayable at $12,729 per month including interest at a five – year fixed rate of 6.125% per annum and matur- ing in September 2014	$147,795	$218,374

Less: current portion	(147,795)	(143,347)

	$-	$75,027

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at August 31, 2013, $613,325 of the facility was available, due to the limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50%. The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at August 31, 2013.

6. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	August 31,	February 28,
	2013	2013

Derivative liability, beginning of the period	$272,338	$263,143

Fair value of non-employee options granted	-	-

Fair value of non-employee options exercised	-	-

Change in fair value of non-employee options	84,774	(18,252)

Derivative liability, end of period	$357,112	$244,891

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at August 31, 2013 were as follows: (1) risk-free rate of 2.37%; (2) dividend yield of nil; (3) an expected volatility of 111.30%; (4) an expected life of 81 months; and (5) an exercise price of $2.45 USD.

7. SHARE CAPITAL

	Common Shares
	Shares	Amount

Balance at February 28, 2013	2,930,481	$33,096,167

Shares issued in the first quarter	30,864	160,157

Shares cancelled in the first quarter	(18,996)	(213,327)

Balance at May 31, 2013	2,942,349	$33,042,997

Shares issued in the second quater	-	-

Shares cancelled in the second quarter	(5,169)	(58,049)

Balance at August 31, 2013	2,937,180	$32,984,948

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price - USD

Options outstanding as at February 28, 2013	954,433	$3.04

Granted	-	-

Expired	-	-

Exercised	(30,864)	$2.91

Options outstanding as at May 31, 2013	923,569	$3.06

Options exercisable, May 31, 2013	904,442	$3.05

Options outstanding as at May 31, 2013	923,569	$3.06

Granted	-	-

Expired	-	-

Exercised	-	-

Options outstanding as at August 31, 2013	923,569	$3.06

Options exercisable, August 31, 2013	909,549	$3.05

14	Q2 REPORT • Leading Brands, Inc

8. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012

i)	Incurred consulting fees with a com- pany related by a director in common, Ralph McRae	$21,000	$21,000	$42,000	$42,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000	264,000	264,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	19,333	20,000	40,933	40,000

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	73,950	75,000	149,550

v)	Incurred bottling services from a com- pany related by a director in common, Ralph McRae	35,978	31,990	68,790	33,605

9. COMMITMENTS AND CONTINGENCIES

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$868,387
Year 2	872,403
Year 3	894,961
Year 4	808,308
Year 5 and thereafter	670,470
Total future minimum payments	$4,114,529

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes share-holder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

11. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

Leading Brands, Inc • Q2 REPORT	15

Leading Brands, Inc. At a Glance
Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
Executive Vice-President

LEADING BRANDS, INC.
33 West 8th Avenue - Unit 101
Vancouver BC Canada V5Y 1M8
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

16	Q2 REPORT • Leading Brands, Inc